

March 6, 2014

<u>Via E-mail</u>
Kevin Moriarity
Chief Financial Officer
Avnet, Inc.
2211 South 47th Street
Phoenix, AZ 85034

> **Re: Avnet, Inc.**
> **Form 10-K for the Fiscal Year Ended June 29, 2013**
> **Filed August 9, 2013**
> **File No. 001-04224**

Dear Mr. Moriarity:

We have reviewed your filings and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 29, 2013

Consolidated Financial Statements

Note 9. Income taxes, page 54

1.   We note the disclosure on page 56 of foreign net operating loss carry-forwards and their related valuation allowances for certain jurisdictions. We also note the disclosure on page 54 of the significant foreign income before income taxes. Please tell us how the valuation allowances recorded against foreign net operating loss carry-forwards were determined in light of the levels of foreign income in each of the three fiscal years ended June 29, 2013. In future filings please provide the disclosures about undistributed earnings of foreign subsidiaries required by FASB ASC 740-30-50.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kevin Kuhar, Senior Accountant, at (202) 551-3662 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief